Exhibit 99.1

Glory Star New Media Group Holdings Limited

Announces Termination of Merger Agreement

BEIJING, April 11, 2023 /PRNewswire/ -- Glory Star New Media Group Holdings Limited, (“Glory Star”, the “Company” or “we”) (NASDAQ: GSMG), a leading digital media platform and content-driven e-commerce company in China, today announced the termination of that certain Agreement and Plan of Merger, dated July 11, 2022 (“Merger Agreement”), by and among the Company, Cheers Inc. (the “Parent”), and GSMG Ltd., (the “Merger Sub”).

On April 6, 2023, the Company sent a notice of termination to the Parent (the “Notice of Termination”), notifying the Parent that the Company proposes to terminate the Merger Agreement pursuant to Section 9.1(b)(ii) of the Merger Agreement due to the Parent and the Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a). The breaches have resulted in the failure of the conditions set forth in Section 8.3(b) and cannot be cured before the termination date of the Merger Agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent is obligated to pay US$1,055,897.22 (the “Parent Termination Fee”) to the Company.

On April 7, 2023, the Parent sent a response letter to the Company (the “Response Letter”) that while it disagrees with the allegations made in the Notice of Termination, the Parent acknowledges that the Company has the right to terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis. As a result of the termination of the Merger Agreement, the proposed merger will not be completed.

About Glory Star

Since its establishment in 2016, Glory Star has been focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)